DAVIS POLK & WARDWELL

99 GRESHAM STREET
LONDON EC2V 7NG
020 7418 1300
FAX 020 7418 1400

NEW YORK
MENLO PARK
WASHINGTON, D.C.
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

ANNA TIKKANEN
020 7418 1346
ANNA.TIKKANEN@DPW.COM

07024007

RECEIVED
MAY 30 2007
185
PROCESSING SECTION

May 30, 2007

Re: **GN Store Nord A/S - File No. 82-35034 Amendment to Application to Furnish Information Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Office of International Corporate Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
United States

PROCESSED SUPPL
JUN 04 2007
THOMSON
FINANCIAL

Ladies and Gentlemen:

On behalf of GN Store Nord A/S, a company incorporated under the laws of the Kingdom of Denmark (the "**Company**"), we hereby amend the Company's original application dated October 10, 2006, to establish an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), from the registration requirements of Section 12(g) of the Exchange Act. The Company was assigned File No. 82-35034 in connection with its original exemption application. The Company has provided us with, and has authorized us to make on its behalf, the factual representations contained in this letter.

Pursuant to Release No. 34-55540, in order to satisfy the conditions of the exemption received under Rule 12g3-2(b), the Company will, from and including June 4, 2007, publish in English the information required under Rule 12g3-2(b)(1)(iii) under the Exchange Act on its Internet web site rather than furnish that information to the Commission. The Company's website address is: www.gn.com.

The Company will publish on its website the required information and documents pursuant to Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that

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neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits and protections of the U.S. legal system.

Please be kind enough to acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it to the messenger delivering this letter to you.

If you have any questions or comments regarding the foregoing, please contact the undersigned at the number listed below.

Very truly yours,

Anna Tikkanen/nuk

Anna Tikkanen
Tel: +44-20-7418-1346

cc: GN Store Nord A/S
Susan Jeppsson

END